[redacted]

08029125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 66529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Oak Lawn, Suite 1775
(No. and Street)

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton (214) 661-7761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400 (Address) Dallas (City) Texas (State) 75251 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosser Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petro capital Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELVIA JAIMES
Notary Public, State of Texas
My Commission Expires
August 21, 2011

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petro Capital Securities, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2007

CONTENTS

Independent Auditors' Report

The Member
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the Company), as of December 31, 2007, and the related statements of income and member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Capital Securities, LLC at December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 20, 2008

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets

Current assets:		
Cash	$	137,783
Certificate of deposit		467,375
Accrued interest		7,250
Prepaid management fees		280,000
Total Current Assets	$	892,408

Liabilities and Member's Equity

Current liabilities:		
State taxes accrued	$	31,500
Member's equity:		
Capital contributions		35,000
Retained earnings		825,908
		860,908
Total Liabilities and Member's Equity	$	892,408

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	$ 5,440,172
Operating expenses:	
Office services charged by Parent	3,275,000
Management fee charged by Parent	45,000
Commissions	1,548,000
Registration and insurance fees	14,382
Legal and professional fees	5,266
	4,887,648
Operating profit	552,524
Other income:	
Interest income	37,008
Income before state taxes	589,532
Provision for state taxes	31,500
Net income	558,032
Member's equity at beginning of year	302,876
Member's equity at end of year	$ 860,908

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated liabilities, December 31, 2006	$	-
Increases		-
Decreases		-
Subordinated liabilities, December 31, 2007	$	-

The accompanying notes are an integral part of the financial statements.

PETRO CAPTIAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	558,033
Changes in operating assets and liabilities:		
Increase in prepaid management fees		(280,000)
Decrease in payables		(107,467)
Increase in accrued interest		(7,250)
Net cash provided by operating activities		163,315
Cash flows from investing activities:		
Purchases of certificates of deposit		(1,267,375)
Redemptions of certificates of deposit		800,000
Net cash used by investing activities		(467,375)
Cash flows from financing activities:		-
Decrease in cash		(304,060)
Cash at beginning of year		441,843
Cash at end of year	$	137,783

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Petro Capital Securities, LLC (the Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Advisors, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance clients.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

During 2007, two clients represented approximately 18% and 71% of total revenues.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term liquid investments with a maturity of three months or less when purchased. At December 31, 2007, the Company had one such investment included in cash. This investment will mature in February 2008 and carries a 4.89% per annum rate.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash approximates its carrying amount due to its readily available nature. The Company's cash is not held for trading purposes.

2. TRANSACTIONS WITH RELATED PARTY:

The Company's parent (Note 1) receives an office service fee of 85% of monthly income, computed before deducting the office service fee, in exchange for providing certain management services to the Company. Such fee amounted to $3,275,000 during 2007 and is reflected in "Office services charged by Parent" on the accompanying statement of income and member's equity.

The Company also paid the parent a management fee of $3,750 per month during 2007 which is reflected in "Management fee charged by Parent" on the accompanying statement of income and member's equity.

During the year 2007 the Company acquired certain warrants to acquire interests in client companies and overriding royalty interests (ORRI). By Boards of Directors resolutions, the interests earned by the Company are to be transferred to the Parent. None of the warrants have been exercised; if they are exercised it is the Company's intent that the related financial effects, if any, will be recorded by the Parent and not the Company. Payments made to the Company from the ORRI amounted to $1,884 for 2007 and were recorded by the Company.

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state margin tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The tax estimate on the financial statements was based on gross revenue.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company was in compliance with aggregate indebtedness of $31,500 and net capital of $580,324.

5. RULE 15c3-3 EXEMPTION

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

SCHEDULE I
PETRO CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital requirement; the greater of:			$	5,000
1/8 of aggregate indebtedness	$	3,936		
Minimum dollar requirement		5,000		
Net capital				580,908
Excess net capital			$	575,908
Aggregate indebtedness			$	31,500
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness) (575,908-3,150)			$	5,727,580
Ratio of aggregate indebtedness to net capital				6%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				6,000
Net capital in excess of 120% of required Net capital (572,758-6,000)				566,758
Total assets				892,408
Less: total liabilities				(31,500)
Net worth				860,908
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	(280,000)		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				-
Net capital before haircuts on securities positions				580,908
Haircuts on certificates of deposit and commercial paper	$	584		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				584
Net capital			$	580,324

The difference between the Company's net capital on its unaudited FOCUS report comes from the accrual of the Texas State Margin Tax.

FOCUS net Capital	$	604,573
Taxes Accrued		(31,500)
Audited Net Capital	$	580,324

Your Vision Our Focus

Report on Internal Control Required by SEC Rule 17a-5

The Member
Petro Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Petro Capital Securities, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Member
Petro Capital Securities, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the Member effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be a significant deficiency or a material weakness under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. Control deficiencies may involve one or more of the five interrelated components of internal control. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be control deficiencies that would result in significant deficiencies or material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 20, 2008

END